

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 5, 2006

Mr. Brian Hughes
Chief Executive Officer
Tatonka Oil and Gas, Inc.
1515 Arapahoe Street, Tower 1, 10th Floor
Denver, CO   80202

> **Re: Tatonka Oil and Gas, Inc. (f/k/a, New Pacific Ventures, Inc.)**
> **Item 4.01 Form 8-K**
> **Filed December 4, 2006**
> **File No. 000-50190**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed December 4, 2006

1.   Please correct your telephone number on the cover page to correctly reflect your current phone number of (303) 476-4100.

2.   We note in the second paragraph under Item 4.01, you make reference to the report of "Hall and Company" on your fiscal 2005 financial statements, which appears to be inconsistent with your prior accountant. Please amend your filing to clarify this disclosure.

3.　　　We see that your prior accountant's letter has been included as Exhibit 16 to your filing. In their letter, your prior accountant has made references to portions of your filing to which they are in agreement, and to those to which they have no basis to agree or disagree. However, the references made by your prior accountant do not appear to correspond to any similar referencing within your filing. Please amend your filing, and obtain an updated letter from your prior accountant to be included in your amended filing, to eliminate this inconsistency.

　　　As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　If you have any questions, please contact me at (202) 551-3863.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Donald F. Delaney
　　　　　　　　　　　　　　　Staff Accountant